Filed pursuant to Rule 424(b)(3)
Registration No. 333-260415

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated October 28, 2021)

Velo3D, Inc.
169,147,569 Shares of Common Stock
4,450,000 Warrants to Purchase Shares of Common Stock
13,075,000 Shares of Common Stock Underlying Warrants
____________________
This prospectus supplement supplements the prospectus dated October 28, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260415). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 from our current report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.02 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 169,147,569 shares of common stock, par value $0.00001 per share (“common stock”), consisting of (i) up to 15,500,000 shares of our common stock (the “PIPE shares”) issued in a private placement pursuant to subscription agreements each entered into on March 22, 2021 (the “PIPE Financing”); (ii) up to 8,625,000 shares of our common stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for our Class B ordinary shares originally issued in a private placement to Spitfire Sponsor LLC (the “Sponsor”); (iii) up to 140,572,569 shares of our common stock issued or issuable to certain former stockholders and equity award holders of Velo3D (the “Velo3D equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 123,058,137 shares of our common stock; (b) up to 1,902,945 shares of our common stock issuable upon the exercise of certain options; and (c) up to 15,611,487 shares of our common stock (the “Earn-Out Shares”) that certain Velo3D equity holders have the contingent right to receive upon the achievement of certain vesting conditions; and (iv) up to 4,450,000 shares of our common stock issuable upon the exercise of the private placement warrants (as defined below); and (B) up to 4,450,000 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor.
In addition, the Prospectus and this prospectus supplement relate to the offer and sale of: (i) up to 8,625,000 shares of our common stock that are issuable by us upon the exercise of 8,625,000 warrants (the “public warrants”) originally issued in our initial public offering (the “IPO”); and (ii) up to 4,450,000 shares of our common stock that are issuable by us upon the exercise of the private placement warrants.
Our common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “VLD” and “VLD WS”, respectively. On March 1, 2022, the last reported sales price of our common stock was $8.02 per share and the last reported sales price of our public warrants was $1.86 per warrant.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 2, 2022

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

Appointment of Ellen Pawlikowski as Director

On March 1, 2022, the Board of Directors (the “Board”) of Velo3D, Inc. (the “Company” or “we,” “us” and “our”), upon the recommendation of the Nominating and Governance Committee of the Board (the “Governance Committee”), appointed Ellen Pawlikowski to serve as a member of the Board to fill one of the vacancies created by the resignations described below. The Board also appointed Gen. Pawlikowski to serve on the Governance Committee. These appointments will be effective on March 15, 2022. Gen. Pawlikowski will serve as a Class I director with an initial term expiring at the Company’s 2022 annual meeting of stockholders.

Ellen Pawlikowski is a retired four-star general of the U.S. Air Force, who retired in September 2018. She last served as Commander of U.S. Air Force Materiel Command, Wright-Patterson Air Force Base, Ohio. Her 40-year career in the U.S. Air Force spanned a wide variety of technical management, leadership and staff positions, including command at the wing and center levels. She is currently an independent consultant and serves on the board of directors of the Raytheon Technologies Corporation, a multinational aerospace and defense conglomerate. Previously, she served on the board of directors of Raytheon Company from 2018 to 2020 and Intelsat S.A., an international satellite services provider, from 2019 to 2022. Gen. Pawlikowski also serves as a director to Applied Research Associate, an employee-owned corporation, the non-profit board of SRI International, and is an outside manager on the board of CEM Defense Materials, as well as the Judge Widney Professor of Systems Architecting and Engineering at the University of Southern California. She holds a B.S. in Chemical Engineering from the New Jersey Institute of Technology and a Ph.D. in Chemical Engineering from the University of California, Berkeley. The Board appointed Gen. Pawlikowski because of her extensive experience in experience in the aerospace industry, senior leadership, and established leadership in the U.S. science and technology community.

Gen. Pawlikowski has no arrangements or understandings pursuant to which she was appointed a director and she does not have any transactions reportable under Item 404(a) of Regulation S-K.

Gen. Pawlikowski will be compensated in accordance with the Company’s standard compensation policy, as may be amended from time to time, for its non-employee directors, which is generally described under the heading “Management—Non-Employee Director Compensation Following the Business Combination” in the Company’s registration statement on Form S-1 (File No. 333-260415) filed with the Securities and Exchange Commission (“SEC”) on October 21, 2021. Gen. Pawlikowski will also enter into our standard indemnification agreement, a form of which was previously filed with the SEC as Exhibit 10.18 to the Company’s Form 8-K (File No. 001-39757) on October 5, 2021.

Resignations of Ricardo Angel, Jory Bell, David Cowan and Sven Strohband as Directors

On March 1, 2022, the Board received letters from each of Ricardo Angel, Jory Bell, David Cowan and Sven Strohband resigning as a directors of the Company and as members of Board committees on which they serve. Each of Mr. Angel, Mr. Bell, Mr. Cowan and Mr. Strohband’s resignations will be effective on March 15, 2022.

There are no disagreements between any of Mr. Angel, Mr. Bell, Mr. Cowan or Mr. Strohband, on the one hand, and the Company or the Board, on the other hand.

In connection with the appointment and these resignations, on March 1, 2022, the Board approved a decrease in the authorized size of the Board from 12 directors to nine directors, effective as of March 15, 2022.

Director Classification Changes

Pursuant to our Restated Certificate of Incorporation and consistent with the provisions of Delaware General Corporation Law related to staggered boards, the members of the Board are elected to serve staggered terms and are divided into three classes, with the term of office of one class of directors expiring at each annual meeting of the stockholders and the number of directors in each class divided as nearly equal as possible. Effective upon the appointment of Gen. Pawlikowski as a Class I director and the resignations of each of Messrs. Angel, Bell, Cowan and Strohband as a Class I director, the Board would otherwise consist of one Class I director (with a term expiring at our 2022 annual meeting), four Class II directors (with terms expiring at our 2023 annual meeting) and four Class III directors (with terms expiring at our 2024 annual meeting).

Accordingly, on March 1, 2022, the Board approved changes to balance the number of directors serving in each class. To accomplish this rebalancing, Carl Bass, a Class II director, has agreed to resign as a Class II director, and Benyamin Buller, a Class III director, has agreed to resign as a Class III director, in each case, effective as of March 15, 2022. The Board has accepted the resignation of Mr. Bass as a Class II director and Mr. Buller as a Class III director, and has appointed each of Mr. Bass and Mr. Buller as a Class I director, immediately following such resignations and effective as of March 15, 2022, to serve with a term expiring at our 2022 annual meeting or until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Each of Mr. Bass’s and Mr. Buller’s resignation and reappointment will be effected solely to rebalance the Board in order to have three classes divided as evenly as possible. For all other purposes, Mr. Bass’s and Mr. Buller’s service on the Board will be deemed to have continued uninterrupted, without any break in service since the date they first joined the Board in 2021.
Mr. Bass currently serves and will continue to serve on the Compensation Committee of the Board and as Chairman of the Board. There is no arrangement or understanding between either Mr. Bass and Mr. Buller, on the one hand, and any other person, on the other hand, pursuant to which either Mr. Bass and Mr. Buller will be appointed to serve as a Class I director.